Exhibit (a)(5)(F)

GenNx360 Capital Partners and GVI Security Solutions, Inc.
announce official closing of tender offer for GVI
New York, New York, December 9, 2009 /PRNewswire/ — GenNx360 Capital Partners, a leading global private equity firm focusing on middle market opportunities, and GVI Security Solutions, Inc., (OTC Bulletin Board: GVSS), a leading provider of video security surveillance solutions featuring the complete Samsung line of products, announced today the official closing of the tender offer by GenNx360’s acquisition vehicle, GenNx360 GVI Holding, Inc. (“Parent”) and its wholly-owned subsidiary, GenNx360 GVI Acquisition Corp. (“Purchaser”), for all of the outstanding shares of common stock of GVI.
Continental Stock Transfer & Trust Company, the Depositary for the tender offer, has advised GenNx360 that, as of the expiration of the offering period at midnight, New York City Time, at the end of the day on Tuesday, December 8, 2009, a total of approximately 26,472,492 shares representing approximately 97.02% of the currently outstanding shares had been validly tendered and not withdrawn. All validly tendered shares have been accepted for payment and Purchaser either has already paid or will pay for all such shares promptly.
GenNx360 and GVI also announced today that Parent has acquired all of the remaining outstanding shares of common stock of GVI by means of a short-form merger under Delaware law. As a result of the merger, any shares of common stock of GVI not tendered have been cancelled and (except for shares held by Parent or its subsidiaries, or shares for which appraisal rights are properly demanded) converted into the right to receive the same $0.3875 per share, net to the seller in cash, without interest and less any required withholding taxes, that was paid in the tender offer. Following the merger, the shares of common stock of GVI will cease to be traded on the OTC Bulletin Board.
“GVI has an excellent track record and management team already in place and our partnership with them will help bolster the company’s competitive position,” said Lloyd Trotter, a founder and managing partner at GenNx360. “We already have considerable experience in the security sector and are confident it can achieve considerable revenue growth.”
“With GenNx360’s help, GVI will be able to manage our organic growth more effectively and be in the position to seek out the highest quality growth opportunities,” said Steven Walin, GVI’s chairman and chief executive officer. “As a private company, we will continue providing the same quality security solutions to our customers, and we look forward to working with the GenNx360 team to broaden those relationships, adding talent and generating new opportunities in the global security market.”
Winston & Strawn LLP acted as legal counsel to GenNx360 and Cooley Godward Kronish LLP acted as legal counsel to GVI. Imperial Capital, LLC acted as financial advisor to GVI and MacKenzie Partners, Inc. acted as the Information Agent for the tender offer.
About GVI Security Solutions, Inc.
GVI Security Solutions, Inc. (OTC Bulletin Board: GVSS) is a leading provider of video surveillance and security solutions, with sales and service representation throughout North, Central and South America. The company provides Samsung and GVI branded products, software and services to the Homeland Security and Commercial markets. Customers include governments, major retail chains, leading financial institutions and public and private school systems.
www.samsung-security.com

About GenNx360 Capital Partners
New York-based GenNx360 Capital Partners is a private equity investment firm focused on industrial business-to-business companies. Our partners have 100+ years of combined global operating experience with a strong, proven track record in creating true enterprise value through operating excellence and strong leadership. We acquire companies with proven and sustainable business models in expanding industries and implement the required operating efficiencies to accelerate growth and generate strong financial returns.
www.gennx360.com
Important Information about the Tender Offer
The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer described in this press release is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, the related letter of transmittal and other tender offer documents) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 3, 2009, as amended on November 4, 2009, November 19, 2009, November 24, 2009 and December 9, 2009. GVI initially filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on November 3, 2009, which has been subsequently amended. The tender offer statement (including the offer to purchase, the related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement should be read carefully before making any decision to tender securities in the tender offer. Those materials are available to GVI’s stockholders at no expense to them upon request to MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885. In addition, all of those materials (and all other tender offer documents filed with the SEC) are available at no charge on the SEC’s website: www.sec.gov.
Forward-Looking Statements:
This press release contains forward-looking statements. GenNx360, Parent, Purchaser and GVI disclaim any intent or obligation to update these forward-looking statements. All statements contained herein that are not clearly historical in nature or that may necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “potential,” “strategy,” “pursue,” and similar expressions are generally intended to identify forward-looking statements. Such statements are based on management’s current expectations, but actual events may differ materially due to various factors such as delays in effecting the tender offer, unanticipated events, prolonged adverse conditions in the U.S. economy, and expectations regarding GVI’s financial condition and liquidity. Forward-looking statements involve risks and uncertainties.
SOURCE GenNx360 Capital Partners and GVI Security Solutions, Inc.